

SWBC Investment Services, LLC

9311 San Pedro   Suite 600   San Antonio, Texas 78216

210.525.1241   800.527.0066   FAX: 210.525.9461

Member of FINRA & SIPC

February 28, 2019

SWBC Investment Services, LLC's Exemption Report

SWBC Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from C.F.R. §240.15c3-3 under the provisions of (k)(2)(ii). The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k)(2)(ii) from January 1, 2018 through December 31, 2018 except as described on the attached Exhibit A.

I, John P. Tuohy, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully,



John P. Tuohy
Chief Executive Officer
SWBC Investment Services, LLC



SWBC Investment Services, LLC
9311 San Pedro Suite 600 San Antonio, Texas 78216
210.525.1241 800.527.0066 FAX: 210.525.9461
Member of FINRA & SIPC

Exhibit A

On two occasions listed below, a branch investment representative failed to promptly forward a customer check:

Check #1: received for $35.00 on 1/29/2018 was forwarded on 01/30/2018 at 1:34 pm.
Check #2: received for $10,352.54 on 8/31/2018 was forwarded on 09/06/2018.

On five occasions listed below, customer checks were not promptly forwarded to our clearing firm:

Check received for $8,722.01 on 01/03/2018 was forwarded on 01/04/2018 at 1:17 pm
Check received for $9,723.00 on 01/31/2018 was forwarded on 02/01/2018 at 12:18 pm
Check received for $25,193.74 on 5/03/2018 was forwarded on 5/04/2018 at 12:07 pm
Check received for $47,620.00 on 5/03/2018 was forwarded on 5/04/2018 at 12:08 pm
Check received for $266,939.58 on 05/30/2018 was forwarded on 05/31/2018 at 12:19 pm